Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

Blackstone Portfolio Companies, Altus Power and Link Logistics, Awarded Approximately 35 MW of Community Solar Projects in New Jersey

November 8, 2021 STAMFORD, CT—Altus Power, Inc., a leading clean electrification company, and Link Logistics, operator of the largest portfolio of high-quality logistics real estate assets located exclusively in the U.S., today announced plans to build and operate a portfolio of rooftop community solar projects to serve approximately 10,000 residential customers throughout the state of New Jersey with renewable energy. These ambitious programs will support the state’s clean energy goals, which we expect to produce savings for residential customers throughout the state.

Altus Power and Link Logistics each have a long-standing presence in New Jersey and together are proud to take part in the New Jersey Community Solar Energy Pilot Program. When completed, the projects will generate approximately 35 megawatts (MW) of power and will allocate at least 51 percent of the clean energy generated to historically underserved communities in the state. The projects will be rooftop based solar systems located on Link Logistics’ commercial and industrial facilities across New Jersey. The projects will also include electric vehicle charging stations at each facility.

“Altus has been serving public and private customers in New Jersey with solar-generated electricity since 2011 and we look forward to serving the state’s residential customers with our community solar program as well. We are particularly pleased to grow our rooftop solar and electric vehicle charging portfolio and to increase the value of our solar assets by providing ancillary benefits for real estate owners and the greater community,” said Lars Norell, Co-CEO of Altus Power. “We are also pleased to continue to grow our partnership with Blackstone, our largest institutional shareholder and senior funding partner.”

“Link Logistics is delighted to partner with Altus to deliver 35MW of new solar capacity across the state of New Jersey,” said Sam Stockdale, Vice President, ESG, Link Logistics. “This award will contribute to Link’s goal of adding 300MW of new solar capacity by 2025 and is core to our mission of supporting the communities where we live and work.”

Link Logistics is proud of its industry-leading ESG program, which is anchored by three key sustainability commitments: transitioning 100 percent of operations to renewable energy by 2024, achieving carbon neutrality in its own operations by 2025, and achieving LEED building standard across its approximately $5 billion development pipeline.

“We are excited to bring together innovative companies like Link and Altus to support the energy transition and make a difference in the communities where we operate. This collaboration is just one example of how we use our scale to help make our portfolio companies stronger, more profitable and more sustainable,” said Robert Horn, Co-Head of Energy for Blackstone Credit and Eric Duchon, Global Head of ESG for Blackstone Real Estate.

About Altus Power

Altus Power, based in Stamford, Connecticut, is creating a clean electrification ecosystem, serving its commercial, public sector and community solar customers with locally-sited solar generation, energy storage, and EV-charging stations across the U.S. Since its founding in 2009, Altus Power has developed or acquired over 350 megawatts from Vermont to Hawaii.

Altus Power previously announced an agreement for a business combination with CBRE Acquisition Holdings, Inc. (NYSE: CBAH), which is expected to result in Altus Power becoming a public company listed on the New York Stock Exchange. CBAH is a special-purpose acquisition company sponsored by CBRE Group, Inc (“CBRE”). The transaction is expected to close in Q4 2021. Visit altuspower.com to learn more.

About Link Logistics

Link Logistics is a leading national provider of last-mile logistics real estate solutions designed to meet the needs of the modern supply chain. The Company, established by Blackstone in 2019, operates the largest portfolio of high-quality logistics real estate assets located exclusively in the U.S. Link has more than 6,500 customers and 429 million square feet of logistics facilities across key distribution markets in the U.S. Link has the scale, geographic footprint and logistics expertise, as well as a heightened focus on sustainability to power the supply chain of tomorrow. For more information regarding the Company, please visit www.linklogistics.com.

About Blackstone

Blackstone is the world’s largest alternative asset manager. We seek to create positive economic impact and long-term value for our investors, the companies we invest in, and the communities in which we work. We do this by using extraordinary people and flexible capital to help companies solve problems. Our $731 billion in assets under management include investment vehicles focused on private equity, real estate, public debt and equity, life sciences, growth equity, opportunistic, non-investment grade credit, real assets and secondary funds, all on a global basis. Further information is available at www.blackstone.com. Follow Blackstone on Twitter @Blackstone.

About CBRE Acquisition Holdings, Inc.

CBRE Acquisition Holdings, Inc. (“CBAH”) is a blank-check company formed solely for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CBAH is sponsored by CBRE Acquisition Sponsor, LLC, which is a subsidiary of CBRE Group, Inc.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the planned business combination between Altus Power and CBAH (the “Business Combination”) and the other transactions contemplated by the business combination agreement entered into by Altus Power and CBAH (the “Business Combination Agreement”) and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Important Information About the Business Combination and Where to Find It

CBAH has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which includes a proxy statement/prospectus in connection with the proposed Business Combination and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. CBAH’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and any other related documents in connection with CBAH’s solicitation of proxies for its stockholders’ special meeting to be held to approve the Business Combination because the definitive proxy statement/prospectus and such other related documents contain important information about CBAH, Altus Power and the Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of CBAH as of October 27, 2021, the record date established for voting on the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement and the definitive proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus Power and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the Business Combination. CBAH and Altus Power urge investors, stockholders and other interested persons to read the Registration Statement, exhibits thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about Altus Power, CBAH and the Business Combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to the use of proceeds for the new credit facility and analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus Power’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Business Combination, the business plans, objectives, expectations and intentions of CBAH once the Business Combination and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and New Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus Power’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus Power’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus Power or other conditions to closing in the Business Combination Agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Business Combination; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus Power’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus Power and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus Power’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus Power, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in the Registration Statement and CBAH’s definitive proxy statement/prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus Power undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus Power, the Transactions or other matters and attributable to CBAH and Altus Power or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts

Altus Power

For Media:

Cory Ziskind

ICR, Inc.

AltusPowerPR@icrinc.com

For Investors:

Caldwell Bailey

ICR, Inc.

AltusPowerIR@icrinc.com

Link Logistics

Melissa Sachs

MSachs@LinkLogistics.com

OR

Joele Frank, Wilkinson Brimmer Katcher

Jonathan Keehner / Leigh Parrish / Greg Klassen

212-355-4449

LinkLogistics-JF@joelefrank.com